September 10, 2010

VIA EDGAR (Correspondence Filing)

Ms. Kimberly Browning U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Frank Funds (the “Registrant”)

Post-Effective Amendment No. 8

File Nos. 333-113657; 811-21532

Dear Ms. Browning:

On behalf of the Registrant, this letter responds to the comments you provided to JoAnn Strasser and Lynee Hicks with respect to Post-Effective Amendment No. 8 to the Registrant's Registration Statement for the Frank Value Fund (the “Value Fund”) and the Leigh Baldwin Total Return Fund (the “Leigh Baldwin Fund”) to comply with the new form N-1A statutory and summary prospectus requirements.  Your comments are set forth below and each is followed by the Registrant's response.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

Value Fund Prospectus

Comment 1:	Please confirm that the Registrant will not proceed with the described changes to the Value Fund’s fee structure without shareholder approval of the changes.
Response:	The changes to the Value Fund’s fee structure were approved by the Value Fund’s shareholders at a special meeting on August 30, 2010.
Comment 2:	Please revise the sentence before the fee table to replace “The following table” with “This table.”
Response:	The requested change has been made.
Comment 3:	In the “Risk/Return Summary, Principal Investment Risks” section, please add as a risk for the Fund that loss of money is a risk of investing in the Fund. Item 4(b)(1)(i).
Response:

The following paragraph has been added to the “Risk/Return Summary, Principal Investment Risks” section:

AS WITH ANY MUTUAL FUND INVESTMENT, LOSS OF MONEY IS A RISK OF INVESTING. AN INVESTMENT IN THE FUND IS NOT A DEPOSIT IN A BANK AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. THE RISKS ASSOCIATED WITH AN INVESTMENT IN THE FUND CAN INCREASE DURING TIMES OF SIGNIFICANT MARKET VOLATILITY, AND THERE CAN BE NO ASSURANCE THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE. THE PRINCIPAL RISKS OF INVESTING IN THE FUND ARE:

Comment 4:	In the “Risk/Return Summary, Principal Investment Risks” section for the Value Fund, please identify any appropriate sectors in which the Fund invests and disclose the risks attendant to such sectors.
Response:

The Fund's Prospectus states that the Fund's principal investment strategy may result in the Fund being invested more heavily in certain sectors if the adviser believes the sector offers the best value.  If the adviser expects to be significantly overweight in a particular sector relative to the Fund's benchmark index or overweight for an extended period of time, additional disclosure will be added to the Fund's Prospectus.

Comment 5:

In the “Risk/Return Summary, Performance” section for the Value Fund, please revise the first paragraph to more closely track applicable the language in Form N-1A. Please also include a statement explaining that updated performance information is available and providing a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained. Item 4(b)(2)(i).

Response:

The respective paragraph has been revised as follows:

The bar chart and performance table below show the variability of the returns of the Fund, which ~~is one indicator~~provide some indication of the risks of investing in the Fund~~.  The bar chart shows the~~ by showing changes in the Fund’s ~~Investor Class total return~~performance from year to year~~.  The performance table shows~~ and by showing how the Fund’s ~~Investor Class~~ average annual ~~total returns compare to those of a broad-based securities~~returns for a 1-year and 5-year period and for the life of the Fund compare with the S&P 500 Index, a broad measure of market ~~index.  Of course, the~~performance.  The Fund’s past performance (before and after taxes) is not necessarily an indication of ~~its~~how the Fund will perform in the future ~~performance~~. Performance information for Class C and Institutional Class shares is not presented because they have not yet commenced operations as of the date of this Prospectus.  Updated performance information for Investor Class shares (and for Class C and Institutional Class shares when they commence operations) is available on the Fund’s website at www.frankfunds.com.

Comment 6:	In the “Risk/Return Summary, Performance” section for the Value Fund, please include the required bar chart.
Response:	The bar chart has been included in the revised Prospectus.
Comment 7:

In the “Risk/Return Summary, Performance” section for the Value Fund, please convert footnote 2 to the Average Annual Total Returns table to narrative text preceding the table and add disclose that “after-tax returns are shown for only one class and after-tax returns for other classes will vary.”  Item 4(b)(2)(iv)(C).

Response:

Footnote 2 has been deleted, and the paragraph below has been inserted immediately above the Average Annual Total Returns table:

In the performance table below, after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on an investor's tax situation and may differ from those shown.  After-tax returns shown in the table are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.  After-tax returns are shown for only the Investor Class, and after-tax returns for the Class C and Institutional Class will vary from the returns shown in the table.

Comment 8:	Following the “Risk/Return Summary” section for the Value Fund, please add a heading for “Management.”
Response:	The requested change has been made.
Comment 9:

In the “Principal Investment Strategies” section for the Value Fund, please confirm that each of the principal strategies employed by the Value Fund is summarized in the “Risk/Return Summary, Principal Investment Strategies” section, and revise Item 4 as applicable.

Response:	We confirm that each of the principal strategies employed by the Value Fund is summarized in the “Risk/Return Summary, Principal Investment Strategies” section.
Comment 10:	In the “Management of the Fund” section for the Value Fund, in the second paragraph, please delete the fourth sentence.
Response:	The respective sentence has been deleted.

Leigh Baldwin Fund Prospectus
Comment 11:	Please revise the sentence before the fee table to replace “The following table” with “This table.”
Response:	The requested change has been made.
Comment 12:	In the “Risk/Return Summary, Principal Investment Risks” section, please add as a risk for the Fund that loss of money is a risk of investing in the Fund. Item 4(b)(1)(i).
Response:

The following paragraph has been added to the “Risk/Return Summary, Principal Investment Risks” section:

As with any mutual fund investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. The risks associated with an investment in the Fund can increase during times of significant market volatility, and there can be no assurance that the Fund will achieve its investment objective. The principal risks of investing in the Fund are:

Comment 13:	In the “Risk/Return Summary, Performance” section for the Value Fund, please revise the first paragraph to more closely track applicable the language in Form N-1A. Item 4(b)(2)(i).
Response:

The respective paragraph has been revised as follows:

The bar chart and performance table below show the variability of the returns of the Fund, which ~~is one indicator~~provide some indication of the risks of investing in the Fund~~.  The bar chart shows the~~ by showing changes in the Fund’s ~~total return~~performance from year to year~~.  The performance table shows~~ and by showing how the Fund’s average annual ~~total returns compare to those of a broad-based securities~~returns for a 1-year period and for the life of the Fund compare with the S&P 500 Index, a broad measure of market ~~index.  Of course, the~~performance.  The Fund’s past performance (before and after taxes) is not necessarily an indication of ~~its~~how the Fund will perform in the future. Updated performance~~.~~  information is available on the Adviser’s website at www.leighbaldwin.com.

Comment 14:

In the fee table for the Leigh Baldwin Fund, please add a footnote to the line for “Fee Waive and/or Expense Reimbursement.”  In the footnote, please state that the expense limitation agreement is a one-year renewable contractual agreement that can only be terminated by the Board.  Please also describe any carve-outs from the agreement and the agreement’s threshold expense percentage.  To the extent the Fund’s adviser intends to recoup and expenses incurred under the agreement, please refer to such expenses as “deferred” rather than “waived.”  Please also file a copy of the letter agreement and state that any deferred fees can only be recouped during the following 3 fiscal years.

Response:

A copy of the Adviser’s expense limitation agreement will be filed with the Fund’s next post-effective amendment filing.  The requested footnote has been added and appears as follows:

[2] The Adviser has contractually agreed to defer its fees and to reimburse expenses, exclusive of any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, underlying fund fees, 12b-1 fees and expenses or extraordinary expenses such as litigation, at least until October 31, 2019, so that the Fund’s total annual operating expenses will not exceed 1.75%, subject to possible recoupment from the Fund in future years on a rolling 3-year basis (within the 3 years after the fees have been deferred or reimbursed) if such recoupment can be achieved within the foregoing expense limits.  The agreement can be terminated prior at any time by the Trust’s Board of Trustees.

Comment 15:

In the “Risk/Return Summary, Principal Investment Strategies” section, in the second sentence of the first paragraph, please replace the word “utilize” with “purchase.”  Please also state whether there are restrictions on the percentage of the Fund’s assets that may be invested in call or put options.  Please also confirm whether the use of options is a principal investment strategy of the Fund and make any necessary corresponding revisions.

Response:

The request word replacement has been made.  The adviser expects to invest 50–90% of the Fund's net assets in equity securities.  The adviser expects to write call and purchase put options on those securities to generate additional income and to limit the risk to the Fund from the investments.  We confirm that the use of put and call options is a principal strategy of the Fund.

Comment 16:

In the “Risk/Return Summary, Principal Investment Strategies” section, in the fourth sentence of the second paragraph, please delete the phrase “but are not limited to” and include an exhaustive list of all strategies used by the adviser.  Please make similar changes as needed elsewhere in the Prospectus to avoid equivocal terms.

Response:	The requested revision has been made.
Comment 17:

In the “Risk/Return Summary, Principal Investment Risks” section, please add disclosures for risks associated with investments in small and mid-cap companies.  Please also add disclosure for risks associated with investments in American Depositary Receipts (ADRs), both sponsored and unsponsored.

Response:

The following risk factors regarding investments in small and mid-cap companies and in sponsored and unsponsored ADRs have been added to the “Risk/Return Summary, Principal Investment Strategies” and “Principal Risks” sections:

Foreign Securities Risk:  Foreign securities are considered only if they are trading in domestic markets such as through ADRs, or are directly listed in a domestic market such as the New York Stock Exchange or NASDAQ. An ADR is a receipt for the shares of a foreign-based corporation, held in the vault of a U.S. bank and entitling the shareholder to all dividends and capital gains. A sponsored ADR is issued by a company whose stock will underlie the ADR. The corporation provides financial information to the bank and may subsidize the administration of the ADRs. An unsponsored ADR is issued by a broker/dealer or a depositary bank without the involvement of the company whose stock underlies the ADR. Purchases of foreign equity securities entail certain risks.  For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies are not generally subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S.  Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility.  Unsponsored ADRs may carry more risk than sponsored ADRs because of the absence of financial information provided by the underlying company.  In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Small-Cap and Mid-Cap Risk: Because the Fund may invest in smaller and mid-capitalization companies, the Fund will be subject to additional risks.  The earnings and prospects of such companies are more volatile than larger companies, and they may experience higher failure rates than larger companies.  The trading volume of securities of smaller companies is normally less than that of larger companies and, therefore, may disproportionately affect their market price, tending to make them fall more in response to selling pressure than is the case with larger companies. Smaller and mid-capitalization may also have limited markets, product lines, or financial resources and may lack management experience.

Comment 18:

Please confirm that the strategies and risk factors disclosed in the “Risk/Return Summary, Principal Investment Strategies” and “Principal Risks” sections constitute all of the strategies and risks of the Fund.

Response:	We confirm that the principal strategies and risks factors disclosed constitute all of the principal strategies and risk factors of the Fund.
Comment 19:

In the “Principal Investment Strategies” section for the Fund, please confirm that each of the principal strategies employed by the Fund is summarized in the “Risk/Return Summary, Principal Investment Strategies” section, and revise Item 4 as applicable.

Response:	Additional revisions have been made to the “Risk/Return Summary, Principal Investment Strategies” section to ensure each of the principal strategies employed by the Fund is summarized in that section.

Value Fund and Leigh Baldwin Fund Statements of Additional Information

Comment 20:	Please confirm that all non-principal risks and strategies are disclosed in the respective SAI.
Response:	This confirms that all non-principal risks and strategies are disclosed in the respective SAI.
Comment 21:

Please confirm that all principal risks and strategies disclosed in the respective SAI are distinguished by a heading to that effect.  Please also confirm that all principal risks and strategies disclosed in the SAI are discussed in the respective Prospectus.

Response:

This confirms that all principal risks and strategies disclosed in the respective SAI are distinguished by a heading to that effect and that all principal risks and strategies disclosed in the SAI are discussed in the respective Prospectus.

Comment 22:

In the “Investment Restrictions, Fundamental” section, please confirm whether each Fund may make loans to other persons by purchasing non-publicly offered debt securities.  If that statement is accurate, please address any credit-worthiness risks that may result from such lending.

Response:

This confirms that each Fund may make loans to other persons by purchasing non-publicly offered debt securities.  The risks associated with such investments are disclosed in each Fund’s SAI in the “Additional Information About The Fund’s Investments, Non-Principal Investment Risks” section in the paragraphs describing the risks of “Corporate debt securities.”

Comment 23:	In the “Investment Restrictions, Non-Fundamental” section, please confirm whether each Fund is limited to pledging assets up to a certain percentage of the Fund’s assets.
Response:	As stated in the Leigh Baldwin Fund’s SAI, the Fund is limited to pledging up to 33 1/3% of its assets. The same statement will be added to the Value Fund’s SAI.
Comment 24:	In the “Investment Restrictions, Non-Fundamental” section, please revise heading #2 to say “Leveraging” instead of “Borrowing.”
Response:	The requested change has been made.
Comment 25:	In the “Investment Restrictions, Non-Fundamental” section, with respect to paragraph number 4, please explain what the Fund will do to reduce illiquid investments when the 15% limit is reached.
Response:

If either Fund holds illiquid investments constituting 15% or more of the respective Fund’s net assets, the Fund’s adviser will not purchase any additional illiquid investments until the percentage of the Fund’s illiquid investments falls below 15%.  Upon reaching or exceeding the 15% threshold, the Fund’s adviser will sell illiquid investments using the same strategy as any other investment; the Fund’s adviser is not required to sell illiquid investments within any specific time frame.